
07000684


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FEB 2 6 2007
152
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34723

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kershner Trading Group, L.L.C. (formerly Zone Trading Partners, L.L.C.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825B Kramer Lane, Suite 200
(No. and Street)

Austin	Texas	78758
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bob Schulz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kershner Trading Group, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JoAnn Cass
Notary Public, State of Texas
My Commission Expires:
March 27, 2010

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KERSHNER TRADING GROUP, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2006

KERSHNER TRADING GROUP, L.L.C.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Kershner Trading Group, L.L.C.

We have audited the accompanying statement of financial condition of Kershner Trading Group, L.L.C. as of December 31, 2006 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kershner Trading Group, L.L.C. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

KERSHNER TRADING GROUP, L.L.C.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 353,937
Receivable from broker-dealers and clearing organizations	4,235,752
Securities owned, at market value	3,022,418
Investments not readily marketable	3,300
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation of $2,124,560	652,823
Other assets	357,350
	$8,625,580

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 231,768
Accrued payroll	1,313,064
Other accrued expenses	357,743
Securities sold, not yet purchased	849,348
	2,751,923
Members' equity	5,873,657
	$8,625,580

The accompanying notes are an integral part of these financial statements.

KERSHNER TRADING GROUP, L.L.C.
Statement of Income
For the Year Ended December 31, 2006

Revenues:	
Gains on securities trading account	$ 26,330,382
Interest income	148,031
Other income	10,343
	26,488,756
Expenses:	
Salaries and other employment costs	4,333,332
Commissions and clearance paid other broker	3,494,142
Communications	2,419,429
Occupancy and equipment costs	1,107,583
Promotional costs	259,124
Regulatory fees and expense	147,212
Other expenses	547,061
Interest expense	8,421
Trading profits allocated to members	11,368,193
	23,684,497
Income before income taxes	2,804,259
Provision for income taxes	-0-
Net income	$ 2,804,259

The accompanying notes are an integral part of these financial statements.

KERSHNER TRADING GROUP, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

	Class A Member	Class B Member	Class C Members	Class D Members	Class E Members	Total
Balance at December 31, 2005	$ 2,569,758	$ 758	$ -0-	$ -0-	$ -0-	$ 2,570,516
Capital contribution	500,000					500,000
Capital distribution		(1,118)				(1,118)
Net income	2,804,259					2,804,259
Balance at December 31, 2006	$ 5,874,017	$ (360)	$ -0-	$ -0-	$ -0-	$ 5,873,657

The accompanying notes are an integral part of these financial statements.

KERSHNER TRADING GROUP, L.L.C.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at December 31, 2005	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2006	$	-0-

The accompanying notes are an integral part of these financial statements.

KERSHNER TRADING GROUP, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 2,804,259
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	522,117
Change in assets and liabilities:	
Increase in receivables from broker-dealers and clearing organizations	(1,773,394)
Increase in securities owned, at market value	(1,908,942)
Increase in other assets	(134,481)
Increase in accounts payable	68,914
Increase in accrued payroll	192,974
Decrease in other accrued expenses	(180,889)
Increase in securities sold, not yet purchased	491,943
Net cash provided (used) by operating activities	82,501
Cash flows from investing activities:	
Furniture, equipment and leasehold improvements purchases	(377,652)
Net cash provided (used) by investing activities	(377,652)
Cash flows from financing activities:	
Capital contribution	500,000
Capital distribution	(1,118)
Net cash provided (used) by financing activities	498,882
Net increase in cash	203,731
Cash at beginning of year	150,206
Cash at end of year	$ 353,937
Supplemental Disclosures	
Cash paid during the year for:	
Interest	$ 8,421
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Kershner Trading Group, L.L.C. (formerly Zone Trading Partners, L.L.C.) (the "Company"), a Delaware Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is also a member of the National Association of Securities Dealers ("NASD"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's revenues are derived from the trading of securities for its own account.

The Company's members have limited personal liability for the obligation or debt of the Company. The Company dissolves in September 2051, unless earlier dissolved in accordance with the limited liability company agreement (the "Agreement").

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated life of the improvements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies, continued

The Company will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Note 2 - Equity Allocations

The Company's Agreement provides for the following classes of members of the Company:

Class A – The sole member of Class A is Overunder, LLC, a Delaware limited liability company ("Overunder"). Overunder is also the managing member of the Company.

Class B – The members of this Class B are designated by Overunder and are compensated according to a separate agreement outlining each Class B member's rights, responsibilities and obligations with respect to the Company.

Special Class B – The members of this Class B are designated by Overunder and are technology managers who provide administrative and technology management support and are compensated according to a separate agreement outlining each Special Class B member's rights, responsibilities and obligations with respect to the Company.

Class C – The members of this Class C are designated by Overunder and are traders and trader coaches of the Company. Each Class C member is compensated pursuant to the Trader Payout compensation plan and/or Senior Trader Payout training plan in effect.

Class D – The members of this Class D are designated by Overunder and are traders compensated pursuant to the Trader Payout compensation plan in effect.

Class E – The members of this Class E are designated by Overunder and are persons who provide administrative or technical support to the Company and are compensated according to a separate agreement describing each Class E member's obligations and responsibilities with respect to the Company.

The above payments are distributed and allocated prior to computation of any profits or losses of the Company. The Company reflects these amounts as expenses in the accompanying financial statements. All profits or losses left over after distribution of trading and training profits to traders are, in general, allocated as follows:

Note 2 - Equity Allocations, continued

Losses – To be allocated among the members pro rata in accordance with their respective percentage interest. The losses so allocated cannot take a member's capital account below zero. If such situation occurs, the excess loss shall be allocated to the other members in accordance with their respective positive percentage interest.

Profits – To be allocated to C, D and E members based on points earned in a profit sharing and carried interest program and to A, B, Special B based on their ownership percentage interest. Ownership percentage interest is determined by the number of options granted to class B and Special B members.

Preferred Return – Capital contributed for operations and profits undistributed as cash increase a partner's capital account. Capital accounts with positive balances earn a preferred return. The preferred return is computed monthly by multiplying an interest rate as defined in the Agreement times each partner's positive capital account. As of December 31, 2006, the Company had determined accumulated and unpaid preferred return to be as follows:

Incurred prior to 2006	$2,226,404
Incurred during 2006	605,397
Total	$2,831,801

As of December 31, 2006, the Company had Class B, Special B, C, D, and E members that had contributed subscriptions receivable of $107,637. The Company does not reflect these contributions until they are received in cash.

Upon liquidation, proceeds remaining after all prior claims and allocations shall be distributed proportionately to those members with positive capital balances.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $4,364,211 and net capital requirements of $126,902. The Company's ratio of aggregate indebtedness to net capital was .44 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Net Capital Requirements, continued

Capital distributions to its members can be made under a capital distribution policy approved by class A member. Periodic distributions approved by class A member may be made to enable the members to pay federal income taxes on company profits, among other purposes.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Employee Benefits

The Company has a 401(k) Plan (the "Plan") for the benefit of substantially all employees of the Company. To be eligible, the employees must have reached the age of 21. Participants may elect to defer up to the maximum allowable amount by law to the Plan. The Plan provides for contributions by the Company of up to 4% of each eligible associate's wages. Company's contributions to a participant's account immediately vest. The Company's contributions to the Plan for the year ended December 31, 2006 were $119,305 and are reflected in salaries and other employment costs.

Note 6 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Year ending December 31,	
2007	$ 216,207
2008	257,261
2009	266,908
2010	276,555
2011	286,203
Thereafter	601,347
	$ 1,904,481

Note 6 - Operating Leases, continued

Rental expense for the year ended December 31, 2006 was $393,894 and is reflected in occupancy and equipment costs.

Note 7 - Furniture, Equipment and Leasehold Improvements

The classes of furniture, equipment and leasehold improvements are as follows:

Office equipment	$ 110,387
Furniture and fixtures	169,123
Computer equipment	1,928,876
Software	568,997
	2,777,383
Less: accumulated depreciation	(2,124,560)
	$ 652,823

Depreciation expense for the year ended December 31, 2006 was $522,117 and is reflected in occupancy and equipment costs.

Note 8 - Concentration Risk

At December 31, 2006 and various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 9 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2006

Schedule I

KERSHNER TRADING GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$5,873,657
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		5,873,657
Deductions and/or charges		
Non-allowable assets:		
Furniture, equipment and leasehold improvements	$ 652,823	
Other assets	357,350	
Investments not readily marketable	3,300	(1,013,473)
Net capital before haircuts on securities positions		4,860,184
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Securities owned		(467,275)
Excess deductible on fidelity bond coverage		(7,000)
Options		(21,698)
Net capital		$4,364,211

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 231,768
Accrued payroll	1,313,064
Other accrued expenses	357,743
Total aggregate indebtedness	$1,902,575

Schedule I (continued)

KERSHNER TRADING GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 126,902
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 126,902
Net capital in excess of required minimum	$ 4,237,309
Excess net capital at 1000%	$ 4,173,954
Ratio: Aggregate indebtedness to net capital	.44 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

KERSHNER TRADING GROUP, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Goldman Sachs Execution & Clearing, L.P.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Kershner Trading Group, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Kershner Trading Group, L.L.C. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
February 22, 2007

END